The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03)5232-3331
TELEX:J26397 SWIFT Address:MTRBJPJT

August 13, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

CONVOCATION NOTICE OF THE 1ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-8629
Facsimile:81-3-5232-8864

dlw 8/19

August 12, 2002

To whom it may concern:

Name of listed company:	Mitsui Trust Holdings, Inc.
Head office address:	33-1, Shiba 3-chome, Minato-ku, Tokyo
Code No.:	8309

Voluntary Petition for Reorganization under Chapter 11 of the Bankruptcy Code Filed by US Airways, Inc.

US Airways, Inc., which has transaction with our subsidiary The Chuo Mitsui Trust and Banking Co., Ltd., has filed a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Eastern District of Virginia. We hereby inform you of our claims to US Airways, Inc.

1. Profile of US Airways, Inc.

(1) Company name:	US Airways, Inc.
(2) Head office address:	2345 Crystal Drive, Arlington, Virginia 22227, U.S.A.
(3) Name of representative:	David Siegel
(4) Capital:	$2,611 million
(5) Business:	Air Transportation

2. Event that occurred in connection to the US Airways, Inc. and of the date of the event

: August 11, 2002 (U.S.A. time)

: Filed voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code.

3. Amount of claims to the US Airways, Inc.

The Chuo Mitsui Trust and Banking Co., Ltd.: ¥4,807 million

(The conversion rate of the above figure is based on The Chuo Mitsui Trust and Banking Co., Ltd.'s TTM for August 12, 2002. ¥119.80 to the dollar.)

4. Impact of the event on the performance of the Mitsui Trust Holdings, Inc.

There is no change to our projected financial results for the term through March 2003.

[For inquiries concerning this matter]

Public Relations Group,
Planning and Coordination Department
Phone: 81-3-5445-3500